April 8, 2005

The United States Securities
and Exchange Commission
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549-0405

Attention: Ms. Susan Min

Dear Ms. Min:

Evolving Gold Corp. (the “Company”)
Amendment #3 to Form 20-F Filed April 7, 2005
Your File No. 0-50953

I, Warren McIntyre, Corporate Secretary and Chief Financial Officer of the Company, hereby confirm and acknowledge the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the United States Securities and Exchange Commission (the “Commission”);

2.
Staff comments or changes to disclosure in response to Staff comments in filings with the Commission reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

EVOLVING GOLD CORP.

Per:	/s/ Warren McIntyre
Warren McIntyre
Corporate Secretary and Chief Financial Officer

Suite 1200, 1188 West Georgia Street
Vancouver, B.C. V6E 4A2